NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

MATERIAL CHANGE REPORT

Name and Address of Neptune Technologies & Bioressources inc.

Neptune Technologies & Bioressources inc. («Neptune»), St-Martin West Blvd., Suite 550, Laval, Quebec, H7M 3Y2.

Date of Material Change

September 14, 2005.

News Release

Neptune released through CNW a press release dated September 14, 2005 indicating the material change.

Summary of Material Change

- Stock option grant - Changes to the Board of Directors - Loan Rollover

Full Description of Material Change

Stock Option Grant

Neptune announces that its board of directors has agreed to grant 1,140,000 options to certain of its directors and officers, 540,000 of which will vest over a period of 2 years on a semi-annual basis and 600,000 of which will vest over a period of 3 years on a semi- annual basis.  Each of these options will allow its holder to acquire a common share of Neptune at a price of $0.25, until June 14, 2010, subject to the above vesting provisions, to the terms and conditions of the stock option plan and to the policies of the TSX Venture Exchange.

Change to the Board of directors

Neptune is pleased to announce that Mr. Michel Chartrand, President and CEO of PharmEssor Group, an important alliance of independent pharmacists, has been appointed as a Director of Neptune.  Neptune also announces that Mr. Michel Rathier and Mr. Louis Léveillé have resigned as Directors of Neptune.

Rollover of a loan

Neptune announces that it has concluded an arrangement with Société Innovatech du Sud du Québec pursuant to which the term of a 1,5 million $ loan granted by Société Innovatech du Sud du Québec in January 2002 has been extended until March 31, 2008.  This arrangement provides that all interest accrued as at March 31, 2005 on the initial loan is capitalized into a new unsecured loan of $2,195,342, bearing interest at an annual rate of 15%.  The interest accrued over the first two (2) years of the new loan will be capitalized and those of the third year will be payable monthly during the third year.  The principal of the loan may be converted in common shares of Neptune at a minimum price of $0.32 per share, subject to certain conditions.  The securities issued pursuant to this private placement are subject to a restriction and cannot be alienated for a four (4) month period following their issuance.  Conditional approval of this arrangement has been granted by the TSX Venture Exchange and final approval will be granted upon the satisfaction of certain conditions.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Non-applicable.

Omitted Information

Non-applicable.

Executive Officer

For further information regarding the material change mentioned herein, please contact Henri Harland at 450-972-6291.

Date of Report

Dated this September 26, 2005 in Montréal, Quebec.